September 15, 2005



Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis St., Suite 1320
Houston, Texas  77002


	Re:	Goodrich Petroleum Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 10, 2005 and August 15, 2005
      Response Letters Dated July 26, 2005 and August 24, 2005
		File No. 1-12719


Dear Mr. Watler:

      We have reviewed your response letter and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.
In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comment

NOTE P-Supplemental Oil and Gas Reserve Information (Unaudited),
page
55

1. In your response 3, you request that we "consider accepting these enhanced disclosures in our Fiscal Year 2005 10-K together with corresponding disclosure on material differences arising between year-end 2004 and 2005 reserves." Please affirm to us that you will make such disclosures beginning with your 2005 Form 10-K. Closing Comments

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at
(202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. D. Hughes Watler, Jr.
Goodrich Petroleum Corporation
September 15, 2005
page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010